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                       Regions Morgan Keegan Select Funds
                         Morgan Keegan Select Fund, Inc.
                             50 North Front Street
                            Memphis, Tennessee 38103



July 8, 2005

Via EDGAR Correspondence & Regular Mail

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

Attention:        Mr. Kevin Rupert, Staff Accountant (Mail Stop 05-05)
                  Office of Disclosure & Review
                  U.S. Securities and Exchange Commission

Dear Mr. Rupert:

On June 17, 2005, we received via a conference call comments (the "Comments") to the Form N-CSR filed by the LEADER Mutual Funds (the "Trust") for the fiscal year ended August 31, 2004. Effective February 18, 2005, the series of the
Trust reorganized into corresponding series of Regions Morgan Keegan Select Funds and Morgan Keegan Select Fund, Inc.

You requested the written responses to the Comments be filed via EDGAR correspondence within 21 days. This letter is intended to respond to the Comments on behalf of the Trust and makes reference to sections of the Trust's August 31, 2004 annual report as filed via EDGAR with the Securities and Exchange Commission (the "SEC") on November 5, 2004.

To assist you with your review, we have preceded each of our responses with the relative comment.

SEC COMMENT: WITHIN MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE (MDFP), INCLUDE THE GROWTH OF $10,000 FOR EACH SHARE CLASS.

Management's Response:
Item 22 (b) (7) (ii) (A) of N-1A requires a line graph comparing initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Fund. The Trust has disclosed the largest share class with the longest performance history. Management believes this meets N-1A requirements, but will consider adding line graphs for additional share classes in future filings.


SEC COMMENT: WITHIN THE MDFP, ENSURE COMMENTARY DISCUSSES WHICH CLASSES OF SHARES OUT PERFORMED THE BENCHMARK AND WHICH CLASSES OF SHARES UNDER PERFORMED THE BENCHMARK.

Management's Response:
Within the MDFP of future filings, Management will add additional language to the commentary or benchmark information to the performance tables.


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SEC COMMENT: WITHIN THE MDFP, INCLUDE THE AMOUNT OF THE CONTINGENT DEFERRED
SALES CHARGE.

Management's Response:
Effective February 18, 2005, all Investor B Shares of the Variable Funds converted to Class A Shares of the same Fund and the Trust terminated the Investor B Shares. There are no longer any classes that have a contingent deferred sales charge. This comment does not apply to future filings.


SEC COMMENT: WITHIN THE LEADER TAX-EXEMPT BOND FUND MDFP, UPDATE THE OBJECTIVE TO ALSO INCLUDE INCOME EXEMPT FROM ALTERNATIVE MINIMUM TAX ("AMT").

Management's Response:
The Registrant notes in the discussion of the Fund's Principal Investment Strategies, that certain investments are noted as being subject to the alternative minimum tax. Furthermore it is a strategy of the Fund to invest up to 20% of its assets in securities that may be subject to the alternative minimum tax. In future filings Management will add language to specifically discuss the Fund's Principal Investment Strategies relating to alternative minimum tax.


SEC COMMENT: WITHIN THE LEADER TAX-EXEMPT BOND FUND MDFP, UPDATE THE COMMENTARY TO EXPLAIN THE DIFFERENTIAL IN EXPENSE RATIO.

Management's Response:
Management will include additional language to clarify the differential in expense ratio or remove this language from future filings.


SEC COMMENT: WITHIN THE MDFP FOR LEADER TAX-EXEMPT MONEY MARKET FUND AND LEADER MONEY MARKET FUND, REVIEW WORDING OF SEVEN-DAY YIELD COMMENTARY.

Management's Response:
The EDGAR version contained some formatting differences from the printed report. Management will review future filings more carefully to ensure formatting differences are corrected prior to filing. The printed report was as follows,
"The seven-day yield(1) on the Fund's Institutional Shares was...."


SEC COMMENT: IN THE NOTES TO FINANCIAL STATEMENTS, ENSURE DESCRIPTION OF WAIVER AGREEMENT WITHIN THE RELATED PARTY TRANSACTIONS IS CLEAR.

Management's Response:
Management will ensure that the commentary preceding the Annual Fee Before Voluntary Reduction and Annual Fee After Voluntary Reduction sufficiently discloses the description of the waiver arrangement and the calculation methodology in future filings.


In connection with the Comments, our responses thereto, and all future filings of Form N-CSR and Form N-Q, as appropriate, management of the Trust acknowledges that:

     - the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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     -    the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this information will be of assistance. Please contact the undersigned at (901) 524-4140 with any questions.

Respectfully submitted,


/s/ Joseph C. Weller
Joseph C. Weller
Treasurer
Regions Morgan Keegan Select Funds
Morgan Keegan Select Fund, Inc.